Tops Holding II Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

December 20, 2013

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Filing Desk

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Tops Holding II Corporation

Registration Statement on Form S-4

Initially Filed September 6, 2013

File No. 333-191029

Ladies and Gentlemen:

Tops Holding LLC, Delaware limited liability company, Tops Markets, LLC, a New York limited liability company, and Tops Markets II Corporation, a Delaware corporation (collectively, the “Issuers”), filed a Registration Statement on Form S-4 on September 6, 2013 (as amended by Amendment No. 1 thereto filed on October 15, 2013 and as further amended by Amendment No. 2 thereto filed on December 3, 2013 and by Amendment No. 3 thereto filed on December 20, 2013, the “Registration Statement”) with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $460,000,000 aggregate principal amount of 8.875% senior secured notes due 2017 (the “exchange notes”), in connection with the offer by the Issuers to exchange their exchange notes for all outstanding unregistered 8.875% senior secured notes due 2017 (the “unregistered notes,” and such exchange offer the “exchange offer”) of the Issuers. The appropriate filing fee of $62,744.00 for the exchange offer was wired to the Securities and Exchange Commission on September 6, 2013. The unregistered notes as well as the exchange notes are guaranteed by the guarantors listed in the Registration Statement (the “Guarantors”).

The Issuers and the Guarantors make the following representations in connection with the Registration Statement:

1. The Issuers and the Guarantors are registering the exchange offer in accordance with interpretations by the staff of the Securities and Exchange Commission (the “Staff”) enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (July 2, 1993) and Brown & Wood LLP (February 7, 1997).

2. The Issuers and their respective affiliates have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and to the best of the Issuers’ information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the exchange offer (the “Letter of Transmittal”) (see paragraph 5 below).

3. The Issuers and the Guarantors will make each person participating in the exchange offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the exchange offer to participate in a distribution of the exchange notes (a) cannot rely on the position of the Staff enunciated in the Exxon Capital Letter or similar interpretive or no action letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. See “The Exchange Offers—Resale of Exchange Notes” in the Prospectus. The Issuers and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Issuers and the Guarantors will make each person participating in the exchange offer aware, through the Prospectus, that any broker-dealer who acquired unregistered notes for its own account and as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for the unregistered notes pursuant to the exchange offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus as supplemented and amended from time to time, in connection with any resale of the exchange notes. See “Plan of Distribution” in the Prospectus.

5. The Issuers and the Guarantors will include in the Letter of Transmittal the following provisions (see pages 4 and 5 of Exhibit 99.1 to the Registration Statement):

“The undersigned Holder represents and warrants that

(a)	the exchange notes acquired pursuant to the exchange offers are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the Holder,

(b)	neither the undersigned Holder nor any other recipient of the exchange notes (if different than the Holder) is engaged in, intends to engage in, or has any arrangement or understanding with any person to participate in, the distribution of the unregistered notes or exchange notes,

(c)	neither the undersigned Holder nor any other recipient is an “affiliate” of the Issuers as defined in Rule 405 promulgated under the Securities Act or, if the Holder or such recipient is an affiliate, that the Holder or such recipient will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(d)	if the undersigned is a broker-dealer, it has not entered into any arrangement or understanding with the Issuers or any “affiliate” of the Issuers as defined in Rule 405 promulgated under the Securities Act to distribute the exchange notes,

(e)	if the undersigned is a broker-dealer, the undersigned further represents and warrants that, if it will receive exchange notes for its own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, the undersigned will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of exchange notes received in the exchange offers, and

(f)	the undersigned Holder is not acting on behalf of any person or entity that could not truthfully make these representations.”

If you have any questions regarding this matter please contact the undersigned or our counsel, Michael Benjamin of Shearman & Sterling LLP, at (212) 848-7658.

Very truly yours,

TOPS HOLDING LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS MARKETS, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS MARKETS II CORPORATION

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS PT, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President and Chief Executive Officer and Chairman of the Board

TOPS GIFT CARD COMPANY, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	Chief Executive Officer and Director and Chairman of the Board

TOPS HOLDING II CORPORATION

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	Chief Executive Officer and Director and Chairman of the Board

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